CUSIP: 25456J104	13G 1 of 5

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PLx Pharma Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

25456J104

(CUSIP Number)

June 14, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

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1	names of reporting persons Ronald R. Zimmerman
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	citizenship or place of organization TX
number of shares beneficially owned by each reporting person with	5	sole voting power 384,681
	6	shared voting power 0
	7	sole dispositive power 384,681
	8	shared dispositive power 0
9	aggregate amount beneficially owned by each reporting person
384,681
10	check box if the aggregate amount in row (9) excludes certain shares ☐

11	percent of class represented by amount in row (9)
4.37% (1)
12	type of reporting person IN

1 Based on 8,683,915 shares of Common Stock of PLx Pharma Inc. (the “Issuer”) outstanding as of June 14, 2017, as reported by the Issuer in that certain Prospectus Supplement filed with the Securities and Exchange Commission on June 12, 2017.

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SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

PLx Pharma Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

8285 El Rio Street

Suite 130

Houston, Texas 77054

Item 2.

(a)	Name of Person Filing:

Ronald R. Zimmerman

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office for the Reporting Person is:

8285 El Rio Street

Suite 130

Houston, Texas 77054

(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value.

(e)	CUSIP Number:

25456J104.

Item 3.

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Person may be deemed the beneficial owner of 384,681 shares of Common Stock, which includes 112,509 shares of Common Stock issuable upon exercise of outstanding options.

(b)	Percent of class:

The Reporting Person may be deemed the beneficial owner of 4.37% of the outstanding shares of Common Stock. This percentage was calculated based on the 8,683,915 shares of Common Stock outstanding as of June 14, 2017, as reported by the Issuer in that certain Prospectus Supplement filed with the Securities and Exchange Commission on June 12, 2017.

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(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
384,681.

(ii)	Shared power to vote or to direct the vote
0.

(iii)	Sole power to dispose or to direct the disposition of
384,681.

(iv)	Shared power to dispose or to direct the disposition of
0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2017

/s/ Ronald R. Zimmerman

Ronald R. Zimmerman